UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

VISIONCHINA MEDIA INC.

(Name of Issuer)

Common Shares, par value US$0.0001 per share

(Title of Class of Securities)

92833U921**

(CUSIP Number)

Douglas R. Wright, Esq.

Faegre Baker Daniels LLP

1700 Lincoln Street, Suite 3200

Denver, Colorado 80203

(303) 607-3500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 29, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one Common Share. No CUSIP has been assigned to the Common Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92833U921

1	Names of Reporting Persons. Hedy Holding Co., Ltd.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization PRC

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 15,331,305

	8	Shared Voting Power

	9	Sole Dispositive Power 15,331,305

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,331,305

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.0%*

14	Type of Reporting Person (See Instructions) CO

* Based on 102,121,144 Common Shares of the Issuer outstanding as of December 31, 2014, as reported by the Issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2015.

CUSIP No. 92833U921

1	Names of Reporting Persons. Focus Media Investment Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 15,331,305

	8	Shared Voting Power

	9	Sole Dispositive Power 15,331,305

	10	Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,331,305

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.0%*

14	Type of Reporting Person (See Instructions) CO

* Based on 102,121,144 Common Shares of the Issuer outstanding as of December 31, 2014, as reported by the Issuer on Form 20-F filed with the Securities and Exchange Commission on April 30, 2015.

Explanatory Note

This Schedule 13D is being filed jointly on behalf of Hedy Holding Co., Ltd. (“Hedy”), a PRC company, and Focus Media Investment Limited (“FMIL”), a PRC company.  Each of Hedy and FMIL is referred to herein as a “Reporting Person”, and Hedy and FMIL are collectively referred to herein as the “Reporting Persons”. The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 99.1 hereto.

FMIL owns 15,331,305 common shares, US$0.0001 par value per share (the “Common Shares”), of VisionChina Media Inc., a Cayman Islands exempted company with limited liability (the “Issuer”). On January 13, 2011, Focus Media Holding Limited (“Focus Media”) acquired the Common Shares from the Issuer.  On April 8, 2015, Focus Media transferred the Common Shares to FMIL. On May 12, 2015, Focus Media Technology (Shanghai) Co., Ltd., a PRC company (“FMTL”), became the parent of FMIL through a reorganization of Focus Media. Through a share and asset exchange transaction with FMTL and its shareholders completed on December 29, 2015 (the “Pubco Transaction”), Hedy became the indirect owner of 100% of FMIL. For a description of these transactions, please see the Schedule 13D relating to the Issuer filed on January 21, 2011 and the amendments thereto filed on April 10, 2015, May 12, 2015 and December 31, 2015 (the “Focus Media Schedule 13Ds”).  As a result of the Pubco Transaction and the other 2015 transactions, Focus Media and certain affiliates thereof ceased to be reporting persons under the Focus Media Schedule 13Ds.

Item 1.         Security and Issuer

The Issuer’s American Depositary Shares (the “ADSs”), evidenced by American Depositary Receipts, each one Common Share, are listed on the Nasdaq Global Market under the symbol “VISN.” The Reporting Persons own only Common Shares and do not own any ADSs.

The principal executive offices of the Issuer are located at 1/F Block No. 7 Champs Elysees, Nongyuan Road, Futian District, Shenzhen 518040, People’s Republic of China.

Item 2.         Identity and Background

The information set forth in the cover pages of this Schedule 13D and in the Explanatory Note of this Schedule 13D is incorporated by reference in this Item 2.

The business address of Hedy is 28F, Zhao Feng World Trade Building, No. 369 Jiang Su Road, Shanghai, China.

The business address of FMIL is c/o Focus Media Holding Limited, Unit No. 1, 20th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

The name, business address, present principal occupation or employment and citizenship of the directors, executive officers and control persons of each of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons has, and to the knowledge of the Reporting Persons, no person named in Schedule A, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 3.         Source and Amount of Funds or Other Consideration

The information set forth in the cover pages of this Schedule 13D and in the Explanatory Note of this Schedule 13D is hereby incorporated by reference in this Item 3.

Item 4.         Purpose of Transaction

The information set forth in the Explanatory Note of this Schedule 13D is hereby incorporated by reference in this Item 4.

The Reporting Persons have acquired the Common Shares for investment purposes. The Reporting Persons may engage in communications with, without limitation, one or more shareholders of the Issuer, management of the Issuer, one or more members of the board of directors of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives and such other matters as the Reporting Persons may deem relevant to their investment in the Common Shares. While the Reporting Persons acquired the Common Shares for investment purposes, the Reporting Persons intend to continuously review their investment and may engage from time to time in certain actions, including, without limitation, increasing or decreasing (through sales in the open market, public offerings, privately negotiated transactions, or in other transactions, including derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Common Shares and the ADSs) their investment in the Issuer, including the acquisition or disposition of Common Shares.

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5.         Interest in Securities of the Issuer

The information set forth in the cover pages of this Schedule 13D and in the Explanatory Note and Item 1 and 2 is hereby incorporated herein by reference in this Item 5.

(a) and (b).

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the shares of the Common Shares referred to herein for purposes of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c).

Other than the transactions described in this Schedule 13D, to the best knowledge of the Reporting Persons, no transactions in the Common Shares have been effected during the past 60 days by any of the Reporting Persons or any of the other entities or individuals named in response to Item 2 hereof.

(d).

To the best knowledge of the Reporting Persons, except for the agreements described in this Schedule 13D, no one other than the Reporting Persons, or the holders of interests in the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares.

(e).

Not applicable.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth or incorporated by reference in the Explanatory Note and in Items 1, 3 and 4 of this Schedule 13D is hereby incorporated by reference in this Item 6.

Shareholders Agreement

In connection with the initial purchase of the Common Shares by Focus Media, Focus Media and the other investors in such transaction (the “Investors”) entered into a shareholders agreement with the Issuer, Front Lead Investments Limited (“Front Lead”) and a certain other party thereto, dated January 13, 2011 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, Focus Media had the right to designate one person to the Issuer’s board of directors. From June 2011 through March 13, 2015, Focus Media had one director on the Issuer’s board of directors. Effective March 13, 2015, Focus Media’s designee to the Issuer’s board of directors resigned his position. On April 8, 2015, Focus Media transferred the Common Shares to its indirect wholly-owned subsidiary, FMIL, and FMIL became a party to the Shareholders Agreement. On May 5, 2015, pursuant to an Amendment to Shareholders Agreement, FMIL, as the transferee of the Common Shares held by Focus Media, relinquished its right to designate one person to the Issuer’s board of directors.

Pursuant to the Shareholders Agreement, the Investors also agreed to certain restrictions on transfer of their Common Shares until the earlier of five years from closing (i.e., January 13, 2016) or the date on which Front Lead owns less than 5% of the outstanding common shares of the issuer, subject to certain exceptions for permitted transfers. In addition, FMIL has a right of first offer with respect to certain transfers by Front Lead and another investor, subject to certain exceptions and procedural requirements.

References to the Shareholders Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the text of the Shareholders Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference, and the Amendment to Shareholders Agreement dated May 5, 2015, which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

Registration Rights Agreement

In connection with the Transaction, the Investors entered into a registration rights agreement with the Issuer and Front Lead, dated January 13, 2011 (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Investors are granted certain registration rights for a period of five years from closing (i.e., January 13, 2016) pursuant to which the Issuer would cause the Investors’ common shares to be registered.

References to the Registration Rights Agreement set forth in this Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the text of the Registration Rights Agreement, which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as set forth herein, the Reporting Persons and the entities and individuals named in response to Item 2 hereof have no other contracts, arrangements, understandings or relationships (legal or otherwise) with respect to securities of the Issuer.

Item 7.         Materials to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Shareholders Agreement among the Issuer, the Investors and certain other parties thereto, dated January 13, 2011
Exhibit 99.3	Amendment to Shareholders Agreement dated May 5, 2015
Exhibit 99.4	Registration Rights Agreement among the Issuer, the Investors and a certain other party thereto, dated January 13, 2011
Exhibit 99.5	Power of Attorney dated as of December 29, 2015

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 8, 2016

HEDY HOLDING CO., LTD.

By:	*
Name: Yi Xianzhong
Title: Authorized Signatory

*	/s/ Shen Jie
Shen Jie, as Attorney-in-Fact

FOCUS MEDIA INVESTMENT LIMITED

By:	/s/ Kit Leong Low
Name: Kit Leong Low
Title: Director

Signature Page to Schedule 13D

Schedule A

Directors and Executive Officers of Hedy Holding Co., Ltd.

NAME	CITIZENSHIP	PRINCIPAL OCCUPATION	RESIDENCE OR BUSINESS ADDRESS
Chen Haixia	China	Director, CFO and Vice President	Room 1101, No. 286 Science Avenue, Hi-Tech Industrial Development Zone, Guangzhou, China

Yi Lianghui	China	Director	Room 1101, No. 286 Science Avenue, Hi-Tech Industrial Development Zone, Guangzhou, China

Jiang Yonghong	China	Independent Director	No. 132 Tianyang Road, Guangzhou, China

Huang Dehan	China	Independent Director	Lingnan New World, Baiyun District, Guangzhou, China

Zhang Fangfang	China	Independent Director	Jinan University, Tianhe District, Guangzhou, China

Yan Xinyuan	China	Director, Board Secretary and Vice President	Room 1101, No. 286 Science Avenue, Hi-Tech Industrial Development Zone, Guangzhou, China

Directors and Executive Officers of Focus Media Investment Limited

		PRINCIPAL	RESIDENCE OR BUSINESS
NAME	CITIZENSHIP	OCCUPATION	ADDRESS
Kit Leong Low	Malaysia	Director	Flat/Rm 2001, 20/F, The Centrium, 60 Wyndham Street, Hong Kong

Exhibit Index

Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Shareholders Agreement among the Issuer, the Investors and certain other parties thereto, dated January 13, 2011
Exhibit 99.3	Amendment to Shareholders Agreement dated May 5, 2015
Exhibit 99.4	Registration Rights Agreement among the Issuer, the Investors and a certain other party thereto, dated January 13, 2011
Exhibit 99.5	Power of Attorney dated as of December 29, 2015